Exhibit 99.2

Archer successfully raises Great White equity financing from Seadrill and Lime Rock at NOK 35 per share.
26|08|2011

Hamilton, Bermuda (August 26, 2011)

Archer Limited's ("Archer") board has, today, resolved to issue 12.7 million new shares of USD 2.- par value at a subscription price of NOK 35,- per share in a private placement directed towards its two largest shareholders, Seadrill Limited ("Seadrill") and Lime Rock Partners V.L.P. ("Lime Rock"). Seadrill was allocated 10.8 million of the new shares while Lime Rock was allocated the remaining 1.9 million new shares. The placement will generate proceeds of USD 82 million to Archer.

The background for the placement is Archer's acquisition of the Great White Energy group which closed earlier in the week.

At the time the acquisition was disclosed, Archer announced that the agreed purchase price of USD 742 million would be partly financed by the issue of 30 million new shares at a subscription price of NOK 35 prior to closing, raising a total of approx. USD 194 million. As a consequence of the period of financial turmoil and sharp decline in equity values which commenced immediately after the announcement of the transaction, the board of Archer resolved, last Friday, to approach the seller and request a revision of the purchase price. This process was successfully concluded on 23 August at which date Archer announced that the purchase price had been reduced to USD 630 million, lowering the guaranteed equity issue to USD 82 million. In line with the original intention, Archer's two largest shareholders have been allocated these shares.

The private placement will close on 31 August. Following closing, Seadrill will own 128.62 million shares (38.3%) and Lime Rock 45.08 million shares (13.4%) in Archer.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)